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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)

                             -----------------------

                                  LODGIAN, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             EDGECLIFF HOLDINGS, LLC
                         CASUARINA CAYMAN HOLDINGS LTD.
                            EDGECLIFF MANAGEMENT, LLC
                        1994 WILLIAM J. YUNG FAMILY TRUST
                                   JOSEPH YUNG
                                 WILLIAM J. YUNG
            THE 1998 WILLIAM J. YUNG AND MARTHA A. YUNG FAMILY TRUST
                               207 GRANDVIEW DRIVE
                          FORT MITCHELL, KENTUCKY 41017
                              ATTN: WILLIAM J. YUNG
                            TEL. NO.: (859) 578-1100

                                 WITH A COPY TO:

                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                           ATTN: JAMES M. DUBIN, ESQ.
                            TEL. NO.: (212) 373-3000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                   MAY 7, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

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54021P106                                                            Page 2 of 8
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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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54021P106                                                            Page 3 of 8
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                  Edgecliff Holdings, LLC ("Edgecliff"), Casuarina Cayman
Holdings Ltd. ("Casuarina"), Edgecliff Management, LLC ("Management"), the 1994 William J. Yung Family Trust (the "1994 Trust"), William J. Yung, Joseph Yung, and The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D filed by certain of the Reporting Persons on October 19, 1999, as amended by Amendment No. 1 filed on November 12, 1999, as amended by Amendment No. 2 filed on November 16, 1999, as amended by Amendment No. 3 filed on November 22, 1999, as amended by Amendment No. 4 filed on December 29, 1999, as amended by Amendment No. 5, filed on January 18, 2000, as amended by Amendment No. 6 filed on April 7, 2000, as amended by Amendment No. 7 filed on April 18, 2000, as amended by Amendment No. 8 filed on May 4, 2000, as amended by Amendment No. 9 filed on May 30, 2000, as amended by Amendment No. 10 filed on July 14, 2000, as amended by Amendment No. 11 filed on July 19, 2000, as amended by Amendment No. 12 filed on July 20, 2000, as amended by Amendment No. 13 filed on August 22, 2000, as amended by Amendment No. 14 on August 31, 2000, as amended by Amendment No. 15 filed on September 8, 2000, as amended by Amendment No. 16 filed on September 18, 2000, as amended by Amendment No. 17 filed on October 5, 2000, as amended by Amendment No. 18 filed on October 17, 2000, as amended by Amendment No. 19 filed on October 25, 2000, as amended by Amendment No. 20 filed on December 10, 2000, as amended by Amendment No. 21 filed on December 27, 2000, as amended by Amendment No. 22 filed on March 1, 2001 and as amended by Amendment No. 23 filed on March 15, 2001 (the "Schedule 13D"), in respect of the common stock, par value $.01 per share (the "Shares"), of Lodgian, Inc., a Delaware corporation ("Lodgian"), as set forth below.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The information below supplements the information previously reported in Item 4.

                  In a telephone conversation held on May 1, 2001, William J. Yung advised Thomas Arasi, Chief Executive Officer and President of Lodgian, that Mr. Yung desired to become a member of Lodgian's Board of Directors. In response to Mr. Arasi's query, Mr. Yung stated that he would have no objection to entering into a "standstill" agreement with Lodgian as a condition to becoming a Board member. On May 7, 2001, Mr. Yung and the other Reporting Persons entered into a Standstill Agreement with Lodgian (the "Standstill Agreement") pursuant to which, among other things, it was agreed that Mr. Yung would be appointed to Lodgian's Board of Directors immediately following its 2001 Annual Meeting of Stockholders (which is scheduled to occur on June 21,
2001) and that Mr. Yung and the other Reporting Persons would agree to refrain from taking certain actions with respect to Lodgian and its securities as set forth in the Standstill Agreement. A copy of the Standstill Agreement is attached hereto as Exhibit 35 and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information below supplements the information previously reported in Item 6.

                  On May 7, 2001, the Reporting Persons and Lodgian entered into the Standstill Agreement, which sets forth certain agreements between the Reporting Persons and Lodgian with respect to Lodgian and its securities, including but not limited to voting of such securities and the giving or withholding of proxies. A copy of the Standstill Agreement is attached hereto as
Exhibit 35 and is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The Exhibit Index incorporated by reference in Item 7 of the
Schedule 13D is hereby supplemented by adding the following to the end thereof.

                  35.    Standstill Agreement, dated May 7, 2001.

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54021P106                                                            Page 4 of 8
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2001

                                      EDGECLIFF HOLDINGS, LLC


                                      By: /s/ William J. Yung
                                          ---------------------------------
                                          Name:  William J. Yung
                                          Title: President



                                      CASUARINA CAYMAN HOLDINGS LTD.


                                      By: /s/ William J. Yung
                                          ---------------------------------
                                          Name:  William J. Yung
                                          Title: President



                                      EDGECLIFF MANAGEMENT, LLC


                                      By: /s/ William J. Yung
                                          ---------------------------------
                                          Name:  William J. Yung
                                          Title: President



                                      1994 WILLIAM J. YUNG FAMILY TRUST

                                      By:  The Fifth Third Bank,
                                               as trustee


                                      By: /s/ Timothy Rodgers
                                          ---------------------------------
                                          Name:  Timothy Rodgers
                                          Title: Trust Officer

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54021P106                                                            Page 5 of 8
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                                      THE 1998 WILLIAM J. YUNG AND
                                            MARTHA A. YUNG FAMILY TRUST

                                      By:  The Fifth Third Bank,
                                               as trustee


                                      By: /s/ Timothy Rodgers
                                          ---------------------------------
                                          Name:  Timothy Rodgers
                                          Title: Trust Officer



                                      /s/ Joseph Yung
                                      -------------------------------------
                                           Joseph Yung



                                      /s/ William J. Yung
                                      -------------------------------------
                                           William J. Yung

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54021P106                                                            Page 6 of 8
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                                  EXHIBIT INDEX
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            EXHIBIT         DESCRIPTION
            -------         -----------

            1. Engagement Letter between Casuarina Cayman Holdings Ltd. and Greenhill & Co., LLC, dated November 10, 1999.(1)

            2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999.(1)

            3. Letter to Casuarina Cayman Holdings Ltd. From Lodgian, Inc., dated November 19, 1999.(2)

            4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999.(3)

            5. Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung.(3)

            6. Joint Filing Agreement, dated December 29, 1999, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William
                            J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust.(3)

            7. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated January 18, 2000.(4)

            8. Joint Filing Agreement, dated January 18, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William
                            J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust.(5)



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1   Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.

1   Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.

2   Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.

3   Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.

4   Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.

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54021P106                                                            Page 7 of 8
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            9.              Complaint, dated April 7, 2000.(5)

            10.             Motion, dated April 7, 2000.(6)

            11. Joint Filing Agreement, dated April 7, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust.(6)

            12. Notice of Edgecliff Holdings, LLC to Lodgian, Inc., dated April 18, 2000.(6)

            13. Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on April 18, 2000.(7)

            14. Stockholder Request Letter to Lodgian, Inc. from Edgecliff Holdings, LLC, dated April 18, 2000.(7)

            15. Amendment No. 1 to Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on May 4, 2000.(7)

            16. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 13, 2000.(8)

            17.             Press Release issued by Lodgian, Inc., dated July
                            17, 2000.(9)

            18. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 17, 2000.(10)

            19.             Complaint, dated July 19, 2000.(10)

            20.             Motion, dated July 19, 2000.(11)

            21.             Lodgian Complaint, dated August 16, 2000.(11)

            22. Definitive Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on August 31, 2000.(12)



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5   Filed as an Exhibit to Amendment No. 6 to the Schedule 13D.

6   Filed as an Exhibit to Amendment No. 7 to the Schedule 13D.

7   Filed as an Exhibit to Amendment No. 8 to the Schedule 13D.

8   Filed as an Exhibit to Amendment No. 10 to the Schedule 13D.

9   Filed as an Exhibit to Amendment No. 11 to the Schedule 13D.

10  Filed as an Exhibit to Amendment No. 12 to the Schedule 13D.

11  Filed as an Exhibit to Amendment No. 13 to the Schedule 13D.

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54021P106                                                            Page 8 of 8
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            23.             Press Release, dated August 31, 2000.(13)

            24.             Motion to Dismiss, dated September 7, 2000.(13)

            25.             Additional Soliciting Material.(14)

            26.             Additional Soliciting Material.(15)

            27.             Press Release, dated October 3, 2000.(15)

            28.             Additional Soliciting Material.(16)

            29.             DLJ Agreement.(16)

            30.             Lehman Agreement.(17)

            31.             Letter, dated October 16, 2000.(17)

            32.             Confidentiality Agreement.(17)

            33.             Letter, dated December 10, 2000.(18)

            34.             Exclusivity Agreement, dated as of December 26,
                            2000.(19)

            35.             Standstill Agreement, dated May 7, 2001.(20)





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12  Filed as an Exhibit to Amendment No. 14 to the Schedule 13D.

13  Filed as an Exhibit to Amendment No. 15 to the Schedule 13D.

14  Filed as an Exhibit to Amendment No. 16 to the Schedule 13D.

15  Filed as an Exhibit to Amendment No. 17 to the Schedule 13D.

16  Filed as an Exhibit to Amendment No. 18 to the Schedule 13D.

17  Filed as an Exhibit to Amendment No. 19 to the Schedule 13D.

18  Filed as an Exhibit to Amendment No. 20 to the Schedule 13D.

19  Filed as an Exhibit to Amendment No. 21 to the Schedule 13D.

20  Filed as an Exhibit herewith.